                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                          ---------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      VMS NATIONAL PROPERTIES JOINT VENTURE
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                          ---------------------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $22,542                  Amount of Filing Fee: $4.51
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 275.06 units of limited partnership interest of VMS National Residential Portfolio I for $41 per unit and 114.94 units of limited partnership interest of VMS National Residential Portfolio II for $98 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                     Filing Parties:


Form or Registration No.:                   Date Filed:




                         (Continued on following pages)



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



                                 SCHEDULE 14D-1


                  This Statement (the "Statement") constitutes the initial
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest of VMS National Residential Portfolio I ("Portfolio I") and of VMS National Residential Portfolio II ("Portfolio II"), participants in VMS National Properties Joint Venture (the "Joint Venture"). AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO") are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1)      SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is VMS National Properties Joint Venture, an Illinois general partnership, the general partners of which are VMS National Residential Portfolio I, an Illinois limited partnership, and VMS National Residential Portfolio II, an Illinois limited partnership. The address of the principal executive offices of Portfolio I, Portfolio II and the Joint Venture is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  (b) This Statement relates to (i) an offer by AIMCO OP to purchase up to 275.06 of the 611.25 outstanding units of limited partnership interest of Portfolio I at a purchase price per Unit, net to the seller, of $41 in cash (less the amount of any distributions paid by Portfolio I on and after June 16, 1999), and (ii) an offer by AIMCO OP to purchase up to 114.94 of the
255.42 outstanding units of limited partnership interest of Portfolio II at a purchase price per Unit, net to the seller, of $98 in cash (less the amount of any distributions paid by Portfolio II on and after June 16, 1999), upon the terms and subject to the conditions set forth in Offers to Purchase, dated June 16, 1999 (as amended or supplemented from time to time, the "Offers to Purchase"), and the related Letters of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letters of Transmittal"), copies of which are filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) hereto.

                  (c) The information set forth in the Offers to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(d), (g) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offers to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to each of the Offers to Purchase ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY.

                  (a)-(b) The information set forth in Item 1 of Part I and Items 9 through 12 of Part III of the Joint Venture's Form 10-KSB for the year ended December 31, 1998, and the financial statements and notes thereto included therein, and the information set forth in the Offers to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Offers to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(5)      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a)-(g) The information set forth in the Offers to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.

(6)      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) The Reporting Persons do not own any beneficial interest in Portfolio I, Portfolio II, or the Joint Venture.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(8)      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offers to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.

(9)      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10)     ADDITIONAL INFORMATION.

                  (a)      Not applicable.

                  (b)-(d) The information set forth in the Offers to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

                  (e) The information set forth in the Offers to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

                  (f) The Offers to Purchase are incorporated herein by reference.

(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Offer to Purchase for VMS National Residential Portfolio I, dated June 16, 1999

                  (a)(2) Offer to Purchase for VMS National Residential Portfolio II, dated June 16, 1999

                  (a)(3) Letter of Transmittal and related Instructions for VMS National Residential Portfolio I.

                  (a)(4) Letter of Transmittal and related Instructions for VMS National Residential Portfolio II.

                  (a)(5) Letter for VMS National Residential Portfolio I, dated June 16, 1999, from AIMCO OP to the Limited Partners of the Partnership.

                  (a)(6) Letter for VMS National Residential Portfolio II, dated June 16, 1999, from AIMCO OP to the Limited Partners of the Partnership.

                  (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

                  (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1999

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/Patrick J. Foye
                                       ------------------------------
                                        Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/Patrick J. Foye
                                       ------------------------------
                                        Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/Patrick J. Foye
                                       ------------------------------
                                        Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
                  (a)(1)   Offer to Purchase for VMS National Residential
                           Portfolio I, dated June 16, 1999

                  (a)(2)   Offer to Purchase for VMS National Residential
                           Portfolio II, dated June 16, 1999

                  (a)(3) Letter of Transmittal and related Instructions for VMS National Residential Portfolio I.

                  (a)(4) Letter of Transmittal and related Instructions for VMS National Residential Portfolio II.

                  (a)(5) Letter for VMS National Residential Portfolio I, dated June 16, 1999, from AIMCO OP to the Limited
                           Partners of the Partnership.

                  (a)(6) Letter for VMS National Residential Portfolio II, dated June 16, 1999, from AIMCO OP to the Limited
                           Partners of the Partnership.

                  (b)      Amended and Restated Credit Agreement (Unsecured
                           Revolver-to-Term Facility), dated as of October 1,
                           1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A.
                           (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

                  (b)(2)   First Amendment to Credit Agreement, dated as of
                           November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                           Report on Form 10-K for the fiscal year ended
                           December 31, 1998, is incorporated herein by this reference).

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.


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